UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of October 2006
Commission File Number: 000-51631
WIDERTHAN CO., LTD.
(Translation of registrant’s name into English)
17F, K1 REIT Building, 463
Chungjeong-RO 3-GA
Seodaemun-GU
Seoul, 120-709, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐ No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

     On October 23, 2006, WiderThan Co., Ltd. (the “Company”) issued a press release announcing its intention to voluntarily terminate its listing of its American Depository Shares on the NASDAQ Global Market. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.
     On October 30, 2006, the Company and RealNetworks, Inc. (“RealNetworks”) issued a joint press release announcing (i) the successful completion of the tender offer made by RN International Holdings B.V., an indirect wholly-owned subsidiary of RealNetworks, to purchase all of the outstanding Company securities at a price of $17.05 per security upon the terms and subject to the conditions as set forth in the Offer to Purchase and Letter of Transmittal, each filed with the Securities and Exchange Commission on September 29, 2006, as amended and supplemented, and (ii) the provision for a subsequent offering period of ten business days, expiring at 12:00 midnight, New York City time, on November 10, 2006, unless extended. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.
Exhibits
99.1 Press Release issued by the Company on October 23, 2006
99.2 Joint Press Release issued by the Company and RealNetworks on October 30, 2006.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WIDERTHAN, CO., LTD.
By:	/s/ Dan Nemo
	Name:	Dan Nemo
	Title:	Senior Vice President and General Counsel

Date: October 31, 2006